Hydro One Reports Third Quarter Results

The Company continues to support its customers and economic growth in the province, while building a grid for the future

TORONTO, November 9, 2021 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the third quarter ended September 30, 2021.
Third Quarter Highlights
•Third quarter earnings per share (EPS) was $0.50, compared to EPS of $0.47 for the same period in 2020. The increase in EPS was primarily due to approved rates for the transmission and distribution segments as well as the redemption of preferred shares in the prior year, partially offset by lower transmission peak demand and higher depreciation, amortization and asset removal costs.
•Hydro One quickly restored power to more than 84,000 customers in northern and central Ontario as well as over 70,000 customers in southern and central Ontario following severe weather across the Province. Hydro One prioritizes restoration in a way that brings power back to the greatest number of customers in the shortest period of time.
•Hydro One has partnered with Feed Ontario in the fight against hunger by providing the equivalent of 450,000 meals to those in need.
•The Canadian Council of Aboriginal Business (CCAB) has partnered with Hydro One to support Indigenous-owned businesses through two types of grants. This partnership is part of Hydro One's commitment to ensuring that 20 per cent of its community investments are directed to Indigenous communities.
•The Company recently partnered with PowerFlex, a division of EDF Renewables North America, to provide distributed energy resources for our commercial and industrial customers.
•Demonstrating its financial stability and flexibility, the Company's wholly-owned subsidiary, Hydro One Inc. successfully issued $900 million of Medium Term Notes (MTN) at competitive rates.
•The Company's capital investments and in-service additions for the quarter were $513 million and $514 million, respectively, compared to $500 million and $371 million in 2020.
•Quarterly dividend declared at $0.2663 per share, payable December 31, 2021.
"Hydro One continues to energize life in Ontario, by meeting the needs of our customers and communities," said Mark Poweska, President and CEO of Hydro One. “Hydro One strives to improve customer experience through innovation and by building a smarter, more sustainable and resilient grid."

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Selected Consolidated Financial and Operating Highlights

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2021	2020	2021	2020

Revenues	1,913	1,903	5,446	5,423
Purchased power	933	993	2,665	2,808
Revenues, net of purchased power[1]	980	910	2,781	2,615
Net income attributable to common shareholders	300	281	806	1,609
Adjusting items	—	—	—	(867)
Adjusted net income attributable to common shareholders[1]	300	281	806	742

Basic EPS	$0.50	$0.47	$1.35	$2.69
Diluted EPS	$0.50	$0.47	$1.34	$2.68
Basic Adjusted EPS[1]	$0.50	$0.47	$1.35	$1.24
Diluted Adjusted EPS[1]	$0.50	$0.47	$1.34	$1.24

Net cash from operating activities	550	680	1,479	1,603
Capital investments	513	500	1,593	1,301
Assets placed in-service	514	371	971	761

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,137	22,831	20,174	20,392
Distribution: Electricity distributed to Hydro One customers (GWh)	7,329	7,132	22,235	20,829
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under the United States (US) generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis (MD&A) for further discussion of these items.
Key Financial Highlights
2021 Third Quarter Highlights
The Company reported net income attributable to common shareholders of $300 million during the quarter, compared to $281 million in the same period of 2020. This resulted in EPS of $0.50, compared to EPS of $0.47 in the prior year.
Revenues, net of purchased power, for the third quarter were $70 million higher than last year, mainly due to higher distribution and transmission revenues resulting from Ontario Energy Board (OEB) approved 2021 rates as well as the recovery of deferred tax asset amounts (DTA Recovery Amounts) pursuant to the April 2021 OEB decision (DTA Implementation Decision). This has been partially offset by lower energy demand in the quarter.
OM&A costs were consistent year-over-year as work program expenditures were largely in line with the prior year.
Depreciation, amortization and asset removal costs for the third quarter were higher than last year, mainly due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, and higher environmental spend.
Financing charges for the third quarter were higher year-over-year primarily due to higher debt levels incurred to finance the growth in capital assets.
Income tax expense for the third quarter of 2021 was higher than the prior year primarily due to tax expense relating to the DTA Recovery Amounts as well as lower net deductible timing differences and higher pre-tax earnings.
Further contributing to the year-over-year increase in net income attributable to common shareholders was the redemption of the Series 1 Preferred Shares announced in the third quarter of the prior year.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load

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customers and generation sources, and improving service to customers. The Company made capital investments of $513 million during the third quarter of 2021, and placed $514 million of new assets in-service.
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. To date, Hydro One has been successful in achieving these priorities as the Company continues to operate-in-line with the evolving safety procedures and practices implemented since the start of the pandemic. As a result, Hydro One has experienced very few cases of workplace transmission of the COVID-19 virus.
The Company continues to monitor and adhere to guidance provided by the Province of Ontario and public health experts in an effort to ensure employee, customer and public safety.
In keeping with the Company's ongoing commitment to customers, and to assist those customers significantly impacted by the pandemic, the Company continues to offer a number of customer relief measures including the Pandemic Relief Fund, increased payment flexibility to residential and small business customers, and assistance in securing other financial assistance.
Looking ahead, it is very difficult to determine or estimate the future impacts of COVID-19 on Hydro One's operations as it will be largely dependent on the duration of the pandemic and the severity of the measures that may be implemented to combat this virus. Electricity consumption and demand can be impacted by numerous variables, including weather, changing economic conditions and conservation efforts, making it difficult to estimate the impact of COVID-19 with any level of precision. Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.
Selected Operating Highlights
Hydro One quickly restored power to more than 84,000 customers in northern and central Ontario as well as over 70,000 customers in southern and central Ontario following severe weather across the Province. Hydro One prioritizes restoration in a way that brings power back to the greatest number of customers in the shortest period of time. Customers can easily access updates how and when they want using Hydro One's innovative outage tools, such as its outage map, app and proactive text or email notification. These free tools allow customers to check the status of power outages anywhere in Hydro One's service area and receive helpful tips and news.
Hydro One announced support for Feed Ontario, the province's largest collective of hunger-relief organizations providing food banks with fresh food and pantry staples. Hydro One's contribution of $150,000 will provide the equivalent of 450,000 meals. The partnership will help safely distribute nutritious food to over 1,200 hunger-relief organizations in more than 130 communities across Ontario.
The CCAB and Hydro One announced 28 recipients of the Hydro One Business Grant. As many businesses continue to face financial challenges associated with the lasting impacts of the pandemic, these new grants will provide direct financial support to Indigenous-owned businesses.
The Company partnered with PowerFlex, a division of EDF Renewables North America, to provide distributed energy resources for our commercial and industrial customers. The two projects in this partnership are battery energy storage systems totaling 20MWh. This solution helps our customers optimize their energy consumption and reduce their overall energy bills.
In September, the Company's wholly-owned subsidiary, Hydro One Inc. raised $900 million of MTN consisting of $450 million aggregate principal amount of 2.23% MTN, Series 50, due 2031 and $450 million aggregate principal amount of 3.10% MTN, Series 51, due 2051. Hydro One Inc. expects to use the net proceeds of this offering to repay and/or prepay maturing long-term and short-term debt and for general corporate purposes.

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Common Share Dividends
Following the conclusion of the third quarter, on November 8, 2021, the Company declared a quarterly cash dividend to common shareholders of $0.2663 per share to be paid on December 31, 2021 to shareholders of record on December 8, 2021.
Supplemental Segment Information

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2021	2020	2021	2020

Revenues
Transmission	507	483	1,403	1,342
Distribution	1,395	1,410	4,012	4,050
Other	11	10	31	31
Total revenues	1,913	1,903	5,446	5,423

Revenues, net of purchased power
Transmission	507	483	1,403	1,342
Distribution	462	417	1,347	1,242
Other	11	10	31	31
Total revenues, net of purchased power	980	910	2,781	2,615

Operation, maintenance and administration costs
Transmission	95	102	294	318
Distribution	153	145	497	434
Other	14	15	42	45
Total operation, maintenance and administration costs	262	262	833	797

Income (loss) before financing charges and taxes
Transmission	296	268	754	690
Distribution	200	167	536	503
Other	(5)	(7)	(17)	(20)
Total income before financing charges and taxes	491	428	1,273	1,173

Capital investments
Transmission	304	309	1,017	796
Distribution	206	190	566	502
Other	3	1	10	3
Total capital investments	513	500	1,593	1,301

Assets placed in-service
Transmission	287	196	482	383
Distribution	225	174	481	376
Other	2	1	8	2
Total assets placed in-service	514	371	971	761
This press release should be read in conjunction with the Company’s third quarter 2021 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2020 can be accessed at www.HydroOne.com/Investors and www.sedar.com.

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Quarterly Investment Community Teleconference
The Company’s third quarter 2021 results teleconference with the investment community will be held on November 9, 2021 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s third quarter 2021 results call, conference ID 8546552 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.
Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the Company's continuing support of its customers and economic growth in the province; building a grid for the future; Hydro One's commitment to investments in Indigenous communities; energizing life in Ontario; improving customer experience; the Company's ongoing and planned projects and expected capital investments, including anticipated outcomes and impacts; investments in reliability and performance of the electricity system; impact of COVID-19 on the Company’s business and operations, and potential future actions that the Company may take in response to the COVID-19 pandemic and its anticipated impacts; the Company's response to the COVID-19 pandemic, including in relation to customer relief measures and safety; the impact of Hydro One's contribution to Feed Ontario, and the impact of the partnership across Ontario; the Hydro One Business Grant; Hydro One Inc.'s September MTN issuance and the expected use of proceeds; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are

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intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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